Exhibit 99.1

Notice and Management Proxy Circular

For the
Annual and Special Meeting of Shareholders
October 2, 2008

August 26, 2008

Lorus Therapeutics Inc.
Notice of 2008 Annual and Special Meeting of Shareholders
NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders (the "Meeting") of Lorus Therapeutics Inc. (the "Corporation") will be held at The St. Andrew's Club & Conference Centre, 150 King Street West 16th Floor (Conservatory Lounge), Toronto, Ontario on Thursday, October 2, 2008 at 10:00 a.m. (Toronto time).

What the Meeting is About

We will be covering four items of business at the Meeting:

1.	receiving the financial statements of the Corporation for the financial year ended May 31, 2008, including the auditors' report;

2.	electing directors;

3.	appointing KPMG LLP as auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and

4.	to consider, and if deemed advisable, approve the unallocated options under the stock option plan.

The Meeting may also consider other business that properly comes before the Meeting or any adjournment of the Meeting. The Circular accompanying this notice of Meeting provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

You have the right to vote

You are entitled to receive notice of and vote at our annual and special shareholder meeting, or any adjournment, if you were a holder of common shares of the Corporation on August 26, 2008.

You have the right to vote your shares on items 2,3 and 4 listed above and any other items that may properly come before the Meeting or any adjournment.

Your vote is important

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Canada M5J 2Y1, so as to arrive not later than 10:00 a.m. on Wednesday, October 1, 2008 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

"Aiping Young"
Aiping Young
President and Chief Executive Officer

Toronto, Canada
August 26, 2008

MANAGEMENT INFORMATION CIRCULAR

AUGUST 26, 2008

PROXY INFORMATION

Solicitation Of Proxies
The information contained in this management information circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the annual and special meeting of shareholders (the "Meeting") of Lorus Therapeutics Inc. (the "Corporation", "Lorus", "we" or "our") to be held on Thursday, October 2, 2008 at 10:00 a.m. (Toronto time) The St. Andrew's Club & Conference Centre, 150 King Street West 16th Floor (Conservatory Lounge), Toronto, Ontario and at all adjournments thereof, for the purposes set forth in the accompanying notice of Meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers, employees or agents of the Corporation. The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation. The total cost of the solicitation will be borne by Lorus. The information contained in this Circular is given as at August 26, 2008 except where otherwise noted.

ABOUT VOTING YOUR SHARES

Appointment of Proxies

This is the easiest way to vote. Voting by proxy means that you are giving the person or people named on your proxy form (the "proxyholder") the authority to vote your shares for you at the Meeting or any adjournment. A proxy form is included with the Circular.

The persons named on the proxy form will vote your shares for you, unless you appoint someone else to be your proxyholder. If you appoint someone else, he or she must be present at the Meeting to vote your shares. If you want to appoint someone else, you can insert that person's name in the blank space provided in the form of proxy. That other person does not need to be a shareholder of the Corporation.

If you are voting your shares by proxy, our transfer agent, Computershare Investor Services Inc. ("Computershare"), must receive your completed proxy form by 10:00 a.m. (Toronto time) on Wednesday, October 1, 2008 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

Registered Shareholders

You are a registered shareholder if your name appears on your share certificate. Your proxy form tells you whether you are a registered shareholder.

Non-Registered (or Beneficial) Shareholders

You are a non-registered (or beneficial) shareholder if your bank, trust company, securities broker or other financial institution holds your shares for you (your nominee). For most of you, your voting instruction form or proxy tells you whether you are a non-registered (or beneficial) shareholder.

In accordance with Canadian securities law, we have distributed copies of the notice of Meeting, this Circular, the form of proxy and, those who requested them, the audited financial statements of Lorus Therapeutics Inc. for the year ended May 31, 2008 and the auditors' report thereon and management's discussion and analysis  (collectively, the "meeting materials") to CDS and intermediaries (such as securities brokers or financial institutions) for onward distribution to those non-registered or beneficial holders to whom we have not sent the meeting materials directly.

In such cases, intermediaries are required to forward meeting materials to non-registered or beneficial holders unless a non-registered or beneficial holder has waived the right to receive them. Very often, intermediaries will use a service company such as Broadridge Investor Communication Solutions to forward the meeting materials to non-registered or beneficial holders.

Non-registered or beneficial holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit non-registered or beneficial holders to direct the voting of the common shares they beneficially own. Non-registered or beneficial holders should follow the procedures set out below, depending on what type of form they receive.

A.
Voting Instruction Form. In most cases, a non-registered holder will receive, as part of the meeting materials, a voting instruction form. If the non-registered holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder's behalf), the non-registered holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to the non-registered holder.

or

B.
Form of Proxy. Less frequently, a non-registered holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile or stamped signature), which is restricted as to the number of common shares beneficially owned by the non-registered holder but which is otherwise uncompleted. If the non-registered holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder's behalf), the non-registered holder must complete the form of proxy and deposit it with Computershare, 100 University Avenue, 8th Floor Toronto, Canada, M5J 2Y1 as described above. If a non-registered holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the non-registered holder's behalf), the non-registered holder must strike out the names of the persons named in the proxy and insert the non-registered holder's (or such other person's) name in the blank space provided.

Non-registered holders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

Changing Your Vote

A registered shareholder who has given a proxy may revoke that proxy by:

(a)	completing and signing a proxy bearing a later date and depositing it with Computershare as described above; or

(b)	depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing:

(i)
at our registered office at any time before 10:00 a.m. on Wednesday, October 1, 2008, or 48 hours (not including Saturdays, Sundays and holidays) before any adjournment of the Meeting at which the proxy is to be used, or

(ii)	with the chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting; or

(c)	in any other manner permitted by law.

A non-registered or beneficial holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary or to the Corporation, as the case may be, at any time by written notice to the intermediary or the Corporation, except that neither an intermediary nor the Corporation is required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by such intermediary or the Corporation, at least seven (7) days prior to the Meeting.

VOTING OF PROXIES

You can choose to vote "For", "Against" or "Withhold", depending on the items listed on the proxy form.

When you sign the proxy form, you authorize the management representatives named in the proxy form to vote your shares for you at the Meeting according to your instructions.

If you return your proxy form and do not tell us how you want to vote your shares, your common shares will be voted by the management representatives named in the proxy form:

•	FOR the election of the directors nominated for election as listed in this Circular

•	FOR the appointment of KPMG LLP as auditors of the Corporation

•	FOR the approval of the unallocated options under the stock option plan of the Corporation

The enclosed form of proxy confers discretionary authority upon the management representatives designated in the form of proxy with respect to amendments to or variations of matters identified in the notice of Meeting and with respect to other matters that may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On August 26, 2008, we had outstanding 247,354,622 common shares. Each holder of common shares of record at the close of business on August 26, 2008, the record date established for notice of the Meeting, will be entitled to one vote for each common share held on all matters proposed to come before the Meeting, except to the extent that the holder has transferred any common shares after the record date and the transferee of such shares establishes ownership of them and makes a written demand, not later than 10 days prior to the meeting, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares.

To the knowledge of Lorus' directors and executive officers, no single person or entity beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the votes attached to all the outstanding common shares, other than High Tech Beteiligungen GmbH & Co. KG ("High Tech") that, according to information furnished to the Corporation, holds 36,362,500 common shares or approximately 14.7% of the common shares outstanding and Mr. Herbert Abramson and his affiliated company Technifund Inc. that, according to information furnished to the Corporation, holds  47,101,515 common shares or approximately 19% of the common shares outstanding.

PARTICULARS OF MATTERS TO BE ACTED UPON

Appointment and Remuneration of Auditors

Unless you have specified in the enclosed form of proxy that the votes attaching to the common shares represented by the proxy are to be withheld with respect to the appointment of auditors, on any ballot that may be called for in the appointment of auditors, the management representatives designated in the enclosed form of proxy intend to vote the common shares in respect of which they are appointed proxy FOR the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders, and authorizing the directors to fix the remuneration of the auditors.

Election of Directors

Unless they resign, all directors elected at the Meeting will hold office until our next annual meeting of shareholders or until their successors are elected or appointed.

Unless you have specified in the enclosed form of proxy that the votes attaching to the common shares represented by the proxy are to be withheld with respect to the election of directors, on any ballot that may be called for in the election of directors, the management representatives designated in the enclosed form of proxy intend to vote the common shares in respect of which they are appointed proxy FOR the election as directors of the proposed nominees whose names are set forth below.

Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the management representatives designated in the enclosed form of proxy may vote for another nominee at their discretion.

Pursuant to the articles of the Corporation, the number of directors of the Corporation is set at a minimum of three and a maximum of eleven and the directors are authorized to determine the actual number of directors to be elected from time to time.

The Corporation currently has nine directors, and is proposing six directors for nomination. Mr. Kevin Buchi, Mr. Alan Steigrod and Ms. Susan Koppy have advised the Corporation that they will not be standing for re-election as directors.

The following table sets out for all persons proposed to be nominated by management for election as director, the name and place of residence, all major positions and offices with the Corporation now held by them, the period during which they have served as directors of the Corporation, their present principal occupation and principal occupation for the preceding five years, and the number of common shares beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as at August 26, 2008.

The Corporation has an Audit Committee, a Corporate Governance and Nominating Committee and a Compensation Committee. The members of these committees are indicated in the table below.

Since the last annual and special meeting of shareholders of the Corporation:

•	Mr. Buchi has served as chair of the Audit Committee and member of the Corporate Governance, and Nomination Committee;

•	Mr. Steigrod has served as a member of the Audit Committee and Chair of the Compensation Committee, and

•	Ms. Koppy has served as a member of the Compensation and Corporate Governance, and Nomination Committees.

Name Of Director, Province/State and Country of Residence	Position with the Corporation and when Individual became a Director	Present Principal Occupation or Employment	No. of common shares Beneficially Owned, Controlled or Directed

HERBERT ABRAMSON(3) Ontario, Canada	Director July 2007	Chairman, CEO and Portfolio Manager, Trapeze Capital Corp. (investment dealer/portfolio manager) Chairman and Portfolio Manager, Trapeze Asset Management Inc. (investment counselor)	47,101,515
DR. DENIS BURGER(1) (2) Oregon, United States	Director September 2007	Retired, currently lead independent director of Trinity Biotech plc. (developer, manufacturer of clinical diagnostic products) Chairman and CEO of AVI BioPharma, Inc. (1992-2007) (biopharmaceutical using gene-targeted therapeutics to interfere with ribosomal translation)	59,620
GEORG LUDWIG (4) Eschen, Liechtenstein	Director September 2006	Managing Director, ConPharm Anstalt (2005 to present) (consulting and managing company for life science funds) Managing Director, High Tech Private Equity (general partner of High Tech) (2000 to 2004)	36,362,500
DR. MARK D. VINCENT Ontario, Canada	Director September 2007	Chief Executive Officer, Sarissa Inc. (biotechnology company focused on development of targeted products for the therapeutic manipulation of gene expression)	Nil
DR. JIM A. WRIGHT Ontario, Canada	Director, October 1999	Chief Executive Officer of NuQuest Bio Inc. (2006 to present) (start-up biotechnology company with the intention of developing novel therapies for treatment of life threatening diseases) President and Chief Executive Officer, Lorus (1999 to 2006)	4,639,791
DR. AIPING YOUNG Ontario, Canada	Director, President and Chief Executive Officer, October 2006	President and Chief Executive Officer of the Corporation (2006 to present) Chief Operating Officer, Lorus (2003 to 2006)	334,153

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance and Nominating Committee.

(4)
Pursuant to a subscription agreement with High Tech dated July 13, 2006, as amended, for as long as High Tech owns shares of the Corporation, it is entitled to put forward a board nominee. Georg Ludwig is the nominee of High Tech.

The information as to principal occupation, business or employment and common shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective nominees.

Stock Option Plan - Approval of Unallocated Options

The rules of the Toronto Stock Exchange (the “TSX”) require that, if a listed issuer has a stock option plan that does not have a fixed maximum number of shares issuable thereunder, the directors and shareholders of the issuer must approve and reaffirm the unallocated options under the plan every three years.

At the annual shareholders’ meeting held on September 13, 2005 (the “2005 Annual Meeting”), the shareholders approved an amendment to the stock option plans of the Corporation to provide that the maximum number of common shares issuable be equal to 15% of the outstanding common shares. Unallocated options were approved by the shareholders of the Corporation at the 2005 Annual Meeting.  As the three-year term prescribed by the TSX expired on September 12, 2008, an ordinary resolution will be placed before the shareholders to approve the unallocated options. This approval will be effective for three years from the date of the Meeting.  If approval is not obtained at the Meeting, options which have not been allocated as of October 2, 2008 (i.e. the date of the Annual and Special Meeting) and options which are outstanding as of October 2, 2008 and are subsequently cancelled, terminated or exercised will not be available for a new grant of options.  Previously allocated options will continue to be unaffected by the approval or disapproval of the resolution. As at August 26, 2008, 247,354,622 common shares were outstanding and options to purchase an additional 20,475,000 common shares (8.3% of common shares outstanding) under the stock option plans were outstanding. Accordingly, as at that date, options to purchase up to an additional 16,628,193 common shares (6.7% of common shares outstanding) remained available for grant under the stock option plans (the “Unallocated Options”).

The board of directors of the Corporation has approved the Unallocated Options.

At the Meeting, shareholders will be asked to consider, and if deemed advisable, to approve and reaffirm the Unallocated Options. The text of the ordinary resolution which management of the Corporation intends to place before the Meeting for consideration and approval is set out below.

BE IT RESOLVED as an ordinary resolution of the Corporation that:

1.	the unallocated options under the stock option plans are approved and affirmed;

2.	the Corporation seed further shareholder approval of unallocated options under the stock option plans no later than October 1, 2011; and

3.
any director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute, or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered such certificates, instruments, agreements, notices and other documents, and to do or cause to be done all such other acts and things as such director or officer determines to be necessary or desirable in connection with the foregoing, such determination to be conclusively evidenced by the execution of such document, agreement or instrument or the doing of any such act or filing.

COMPENSATION OF DIRECTORS

During the fiscal year ended May 31, 2008, each director who was not an officer of the Corporation was entitled to receive 150,000 stock options (the Chair received 300,000) and, at their election, common shares, deferred share units and/or cash compensation for attendance at the board of directors of the Corporation (the "Board") committee meetings. Compensation consisted of an annual fee of $15,000 (the Chair received $35,000) and $1,500 per Board meeting attended ($4,500 to the Chair of a Board meeting). Members of the Audit Committee received an annual fee of $8,000 (the Chair received $10,000). Each member of the Compensation Committee and Corporate Governance and Nominating Committee received an annual fee of $5,000 per committee.

In September 2007, stock options to purchase 450,000 common shares at a price of $0.22 per share expiring September 19, 2017 were granted, in aggregate, to our directors. In January 2008, stock options to purchase 900,000 common shares at a price of $0.205 per share expiring January 15, 2018 were granted, in aggregate, to our directors.  These options vested 50% upon issuance and the remaining 50% will vest after one year. In addition, Lorus reimbursed the directors for expenses incurred in attending meetings of the Board and committees of the Board.

Directors are entitled to participate in our Deferred Share Unit Plan. See "Equity Compensation Plans  - Directors' and Officers' Deferred Share Unit Plan".

CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101  - Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201  - Corporate Governance Guidelines ("NP 58-201") were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to Multilateral Instrument 52-110  - Audit Committees ("MI 52-110"), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees. The required disclosure under NI 58-101 is attached hereto as Appendix "A".

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following tables and related narrative below present information about compensation for the fiscal years ended May 31, 2008, May 31, 2007 and May 31, 2006 for our "Named Executive Officers".

Summary Compensation Table
		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options /SARs Granted (#)(1)	All Other Compensation ($)

Dr. Aiping Young President and Chief Executive Officer, former Chief Operating	2008 2007 2006	323,846 286,269 259,692	117,600 41,250 32,000	Nil Nil Nil	1,350,000 2,312,496 1,194,144	Nil Nil Nil
Ms. Elizabeth Williams(2) Director of Finance, Acting Chief Financial Officer	2008 2007 2006	27,412 87,152 88,631	15,996 7,565 7,000	Nil Nil Nil	200,000 139,739 228,035	Nil Nil Nil
Dr. Saeid Babaei(3) Vice President Business Development	2008 2007 2006	126,606 64,731 Nil	10,072 Nil Nil	Nil Nil Nil	300,000 Nil Nil	Nil Nil Nil
Dr. Yoon Lee(4) Vice President Research	2008 2007 2006	116,581 109,752 92,314	16,647 7,901 8,413	Nil Nil Nil	300,000 240,833 27,585	Nil Nil Nil
Dr. Jim A. Wright(5) Former President and Chief Executive Officer	2008 2007 2006	Nil 108,814 345,442	Nil 131,070 53,000	Nil Nil Nil	Nil (265,000) 947,500	Nil 584,630 Nil
Mr. Peter Korth(6) Former Chief Financial Officer	2008 2007 2006	48,462 Nil Nil	Nil Nil Nil	Nil Nil Nil	250,000 Nil Nil	29,423 Nil Nil
Mr. Paul Van Damme(7) Former Chief Financial Officer	2008 2007 2006	Nil Nil 152,654	Nil Nil 35,030	Nil Nil Nil	Nil Nil Nil	Nil Nil 74,633

(1)	Options granted are net of forfeitures.

(2)	Ms. Williams was on maternity leave from February 2007 to January 2008. Ms. Williams returned to work on a part time basis.

(3)
Dr. Babaei started with Lorus on September 7, 2006; hence, there are no amounts relating to Dr. Babaei’s compensation for 2006.  Dr. Babaei was promoted to Vice President of Business Development on May 5, 2008.

(4)	Dr. Lee was promoted to Vice President of Research on May 5, 2008.

(5)	Dr. Wright resigned from his position on September 21, 2006. The amount of "All Other Compensation" relates to a lump sum amount paid pursuant to our separation agreement with Dr. Wright.

(6)	Mr. Korth resigned from his position on April 14, 2008. The amount of “All Other Compensation” relates to salary continuance paid pursuant to our separation agreement with Mr. Korth.

(7)	Mr. Van Damme resigned from his position on November 9, 2005. The amount of "All Other Compensation" relates to a lump sum amount paid pursuant to our separation agreement with Mr. Van Damme.

Stock Option Incentive Compensation

The following tables set forth the options granted to and exercised by each of the Named Executive Officers during the year ended May 31, 2008:

Option/SAR Grants During the Most Recently Completed Financial Year

Name and Principal Position	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in FinancialYear (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

Dr. Aiping Young President and Chief Executive Officer, Former Chief Operating Officer	900,000(2) 450,000(2)	16.53 8.27	0.205 0.220	0.205 0.220	January 14, 2018 July 21, 2017
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer	200,000(1)	3.31	0.220	0.220	July 21, 2017
Dr. Saeid Babaei Vice President Business Development	150,000(1) 150,000(2)	2.48 2.48	0.220 0.190	0.220 0.190	July 21, 2017 February 4, 2018
Dr. Yoon Lee Vice President Research	150,000(1) 150,000(2)	2.48 2.48	0.220 0.190	0.220 0.190	July 21, 2017 February 4, 2018
Mr. Peter Korth Former Chief Financial Officer	250,000(3)	4.13	0.19	0.19	January 20, 2018

(1)
These options were granted on July 21, 2007 in respect of corporate and personal performance during the year ended May 31, 2007. The options vest on the basis of 50% on the first anniversary and 25% on the second and third anniversaries of the date of granting.

(2)
These options to purchase common shares are incentive options. The options vest upon the attainment of specific undertakings based on certain corporate performance objectives; failing to achieve the undertakings will result in forfeiture on the specified deadline.

(3)	Options granted upon entering into Employment Agreement. The options vested upon granting.

Aggregated Option/SAR Exercises During the Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

Name and Principal Position	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised 1)Options/SARs at May 31, 2008 (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at May 31, 2008 ($) Exercisable/ Unexercisable

Dr. Aiping Young President and Chief Executive Officer, Former Chief Operating Officer	Nil	Nil	4,747,442/1,100,000	0/0
Ms. Elizabeth Williams Director of Finance, Acting Chief Financial Officer	Nil	Nil	288,257/331,906	0/0
Dr. Saeid Babaei Vice President Business Development	Nil	Nil	150,000/150,000	0/0
Dr. Yoon Lee Vice President Research	Nil	Nil	396,579/252,313	0/0
Mr. Peter Korth Former Chief Financial Officer	Nil	Nil	250,000/0	0/0

EMPLOYMENT CONTRACTS WITH NAMED EXECUTIVE OFFICERS

Under the employment agreement with Dr. Aiping Young dated September 21, 2006, Dr. Young is President and Chief Executive Officer of the Corporation at an annual salary of $312,000. This agreement provides for a notice period equal to 18 months plus one additional month for each year of employment under the agreement in the event of termination without cause or a resignation. If within 18 months of a change of control of Lorus, Dr. Young's employment is terminated without cause or if she terminates the agreement with good reason as defined in the agreement, then she is entitled to receive the equivalent of two years' of her basic salary plus one month salary for each year under the agreement, plus an annual bonus prorated over the severance period (based on the bonus paid in respect of the last completed fiscal year).

Dr. Young will also be entitled to benefits coverage for the severance period or a cash payment in lieu thereof. The employment agreement provides that the Corporation may at any time assign Dr. Young to perform other functions that are consistent with her skills, experience and position within the Corporation. Dr. Young reports directly to the Board. The bonus and options allocation of the President and Chief Executive Officer is determined by the Board and is awarded based 100% on achievement of corporate objectives. Ms. Young is entitled to five weeks annual vacation prorated to reflect a period of employment less than a full calendar year.

Under the employment agreement with Ms. Elizabeth Williams dated May 31, 2004, Ms. Williams' position is Director of Finance of the Corporation for an annual salary of $129,584. This agreement provides for a notice period equal to the greater of one month and the applicable notice entitlement under employment legislation in the event of termination. Ms. Williams reports to the Chief Executive Officer. The bonus and options allocation of the Director of Finance is as recommended to the Board by the Chief Executive Officer. Ms Williams is entitled to four weeks of paid vacation, pro rated to reflect a period of employment less than a full calendar year.

Under the employment agreement with Dr. Saeid Babaei dated May 5, 2008, Dr. Babaei’s position is Vice President, Business Development of the Corporation for an annual salary of $155,000. This agreement provides for a notice period equal to 4 months plus one additional month for each year of employment. Dr. Babaei reports to the Chief Executive Officer. The bonus and options allocation of the Vice President, Business Development is as recommended to the Board by the Chief Executive Officer. Dr. Babaei is entitled to four weeks of paid vacation, pro rated to reflect a period of employment less than a full calendar year.

Under the employment agreement with Dr. Yoon Lee dated May 5, 2008, Dr. Lee’s position is Vice President of Research of the Corporation for an annual salary of $132,000. This agreement provides for a notice period equal to 4 months plus one additional month for each year of employment. Dr. Lee reports to the Chief Executive Officer. The bonus and options allocation of the Vice President of Research is as recommended to the Board by the Chief Executive Officer. Dr. Lee is entitled to five weeks of paid vacation, pro rated to reflect a period of employment less than a full calendar year.

Salary and bonus amounts for each of the Named Executive Officers for the fiscal year 2008 were as set out in the above Summary Compensation Table.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain details as at the end of the fiscal year of Lorus, ended May 31, 2008 and at August 26, 2008 with respect to compensation plans pursuant to which equity securities of the Corporation are authorized for issuance.

	Number of common shares to be issued upon exercise of outstanding options (a)			Number of common shares remaining available for future issuance under the equity compensation plans (Excluding Securities reflected in Column (a)) (c)		Total Stock Options outstanding and available for Grant (a) + (c)
Plan Category	Number	% of common shares outstanding	Weighted-average exercise price of outstanding options (b)	Number	% of common shares outstanding	Number	% of Common shares outstanding

Equity compensation plans approved by Shareholders	16,438,000	7.6	$0.45	16,209,000	7.4	32,647,000	15%
Equity compensation plans approved by Shareholders (August 26, 2008)	20,475,000	8.3	$0.38	16,628,193(1)	6.7	37,103,193	15%

(1)	The Corporation had applied to the TSX to list 5,592,097 of the common shares available for future issuance under the Corporation's equity compensation plans.

EQUITY COMPENSATION PLANS

Stock Option Plans

Our original stock option plan was established in the 1993 Plan; however, due to significant developments in the laws relating to share option plans and our then future objectives, in November 2003 we created the 2003 Plan, ratified by our shareholders, pursuant to which all future grants of stock options would be made.

On January 1, 2005, the TSX amended its rules (the "TSX Rules") to provide that, among other things, the maximum number of shares issuable under a stock option plan of a TSX issuer may be a rolling number based on a fixed percentage of the number of outstanding shares of such issuer from time to time. Previously, the TSX Rules required a stock option plan to have a fixed number of shares issuable thereunder. The amended TSX Rules require that a stock option plan with a rolling maximum be approved by the shareholders of an issuer every three years.

At our annual meeting held on September 13, 2005, shareholders of the Corporation approved an amendment to the Stock Option Plans to provide that the number of shares available for issue is a rolling rate of 15% of the issued common shares of the Corporation. Shareholders also approved amendments to remove all prior limits on grants of options and issuance of common shares to any one individual and for individual insiders under the 1993 Stock Option Plan and 5% limits for individual insiders under the 2003 Stock Option Plan, and to replace such limits with the 10% limit for insiders as a group as provided under the amended TSX Rules.

The 1993 Plan and 2003 Plan were continued as stock option plans of the Corporation in connection with the Arrangement.

1993 Plan

Under the 1993 Plan, options were granted to directors, officers, consultants and employees of the Corporation or its subsidiaries. The total number of options issued under the 1993 Plan is 2,883,997. This represents 1.2% of the Corporation's issued and outstanding capital as at August 26, 2008. As of November 2003, option grants were no longer made under the 1993 Plan. Therefore, no further options are issuable under the 1993 Plan. The total number of common shares issuable under actual grants pursuant to the1993 Plan is 2,883,997, being 1.2% of the Corporation's issued and outstanding capital as at August 26, 2008.

The number of common shares issuable to insiders, at any time, under the 1993 Plan and any other compensation arrangement of the Corporation cannot exceed 10% of the issued and outstanding common shares of the Corporation. The number of shares issued to insiders, within any one year period, under the 2003 Plan and any other compensation arrangement of the Corporation cannot exceed 10% of the issued and outstanding common shares of the Corporation. The maximum percentage of common shares reserved for issuance to any one person is 5% of the issued and outstanding common shares of the Corporation. The exercise price of options granted under the 1993 Plan was established by the Board on the basis of the closing market price of common shares of the Corporation on the TSX on the last trading day preceding the date of grant. If such a price was not available, the exercise price was to be determined on the basis of the average of the bid and ask for the common shares on the TSX on the date preceding the date of grant. The vesting period of options was determined by the Board at the time of granting the option. The term of options granted under the 1993 Plan and outstanding as of October 7, 2004 is 10 years from the date of grant.

If an option holder ceases to be an officer, director, continuing consultant or employee of the Corporation or a subsidiary, each unexpired, vested option may be exercised within 3 months of the date of cessation. In the event of the death of an optionee, each unexpired, vested option may be exercised within 9 months of the option holder's date of death.

Options granted under the 1993 Plan are not transferable. Currently, the 1993 Plan may be amended by the Board subject to regulatory approval in certain circumstances.

2003 Plan

Under the 2003 Plan, options may be granted to employees, officers, directors or consultants of the Corporation as well as employees of an affiliate of the Corporation or consultants of a related entity of the Corporation. The total number of options outstanding under the 2003 Plan is 17,591,003. This represents 7.1% of the Corporation's issued and outstanding capital as at August 26, 2008. Options to purchase up to an additional 16,628,193 common shares, being 6.7% of common shares outstanding, remain available for grant under the 2003 Plan. The total number of shares issuable under the 2003 Plan is 34,219,196. This represents 13.8% of the Corporation's issued and outstanding capital as at August 26, 2008.

The maximum number of common shares reserved for issuance to insiders, at any time, under the 2003 Plan and any other compensation arrangement of the Corporation is 10% of the issued and outstanding common shares of the Corporation. The maximum number of common shares that may be issued to insiders, at any time, under the 2003 Plan and any other compensation arrangement of the Corporation within a 12 month period is 10% of the issued and outstanding common shares of the Corporation. The maximum number of common shares reserved for issuance to any one person is 5% of the issued and outstanding common shares of the Corporation. The exercise price of options granted under the 2003 Plan is established by the Board and will be equal to the closing market price of the common shares on the TSX on the last trading day preceding the date of grant. If there is no trading on that date, the exercise price will be the average of the bid and ask on the TSX on the last trading date preceding the date of grant. If not otherwise determined by the Board, an option granted under the 2003 Plan will vest as to 50% on the first anniversary of the date of grant of the option and an additional 25% on the second and third anniversaries after the date of grant. The Board fixes the term of each option when granted, but such term may not be greater than 10 years from the date of grant.

If an option holder is terminated without cause, resigns or retires, each option that has vested will cease to be exercisable 3 months after the option holder's termination date. Any portion of an option that has not vested on or prior to the termination date will expire immediately. If an option holder is terminated for cause, each option that has vested will cease to be exercisable immediately upon the Corporation's notice of termination. Any portion of an option that has not vested on or prior to the termination date will expire immediately.

Options granted under the 2003 Plan are not assignable.

Currently, the Board may amend the 2003 Plan subject to regulatory approval, provided that the Board may not make the following amendments without the approval of shareholders:

•	an amendment to the maximum number of common shares reserved for issuance under the 2003 Plan and under any other security based compensation arrangement of the Corporation;
•	a reduction in the exercise price for options held by insiders;
•	an extension to the term of options held by insiders; and
•	an increase in the 10% limits on grants to insiders.

 During the period June 1, 2007 to May 31, 2008, options to purchase 6,048,000 common shares were granted under the 2003 Plan at exercise prices between $0.19 and $0.22 per common share. During the year ended May 31, 2008, we granted options to employees, other than executive officers of the Corporation, to purchase 1,099,485 common shares, being 23% of the total incentive stock options granted during the year to employees and executive officers.

Performance Based Compensation Plans

Executive officers of the Corporation are eligible to participate in a performance related compensation plan (the "Compensation Plan"). The Compensation Plan provides for potential annual cash bonus payments and annual granting of options to purchase common shares under our 2003 Plan. The potential annual cash bonus and annual granting of options to each executive officer are conditional upon the achievement by the Corporation and each executive officer of predetermined objectives reviewed by the Compensation Committee and approved by the Board. See "Compensation Committee" and "Report on Executive Compensation".

Employee Share Purchase Plan

In November 2004, the Board adopted the Employee Share Purchase Plan ("ESPP"), effective January 1, 2005. For the year ended May 31, 2008 a total of 283,000 common shares had been purchased by employees and named executive officers under the ESPP at prices per share between $0.13 and $0.17 per common share and a weighted average purchase price of $0.15. During fiscal 2008, under the ESPP, named executive officers as a group purchased 216,000 common shares at a weighted average purchase price of $0.16 per common share and employees, excluding named executive officers, as a group purchased 67,000 Common Shares at an average exercise price of $0.14 per common share. The purpose of the ESPP is to assist the Corporation to retain the services of its employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for the success of the Corporation. The ESPP provides a means by which employees of the Corporation and its affiliates may purchase common shares at a 15% discount through accumulated payroll deductions. Eligible participants in the ESPP include all employees, including executive officers, who work at least 20 hours per week and are customarily employed by the Corporation or an affiliate of the Corporation for at least six months per calendar year. Generally, each offering is of three months' duration with purchases occurring every quarter. Participants may authorize payroll deductions of up to 15% of their base compensation for the purchase of common shares under the ESPP.

Deferred Profit Sharing Plan

We have a Deferred Profit Sharing Plan ("DPSP") matching program which is available to all employees. The DPSP matching program provides 100% matching of employee contributions into each employee's Group RRSP account up to a maximum of 3% of the employee's gross earnings. We began making contributions to the employees' Group Retirement Savings Plan in fiscal 1998. Beginning February 2001, our contributions have been paid into an employer-sponsored DPSP.

Directors' and Officers' Deferred Share Unit Plan

We have a deferred share unit plan for directors and officers (the "Deferred Share Unit Plan"). Under the Deferred Share Unit Plan, participating directors may elect to receive either a portion or all of their annual fees for acting as a director ("Annual Fees") from us in deferred share units. Under the Deferred Share Unit Plan, the Compensation Committee may at any time during the period between the annual meetings of our shareholders, in its discretion recommend the Corporation credit to each participating director who has elected under the terms of the Deferred Share Unit Plan, the number of units equal to the gross amount of the Annual Fees to be deferred divided by the fair market value of the common shares. The fair market value of the common shares is determined as the closing price of the common shares on the TSX on the day immediately preceding such recommendation by the Compensation Committee or such other amount as determined by the Board and permitted by the stock exchanges or other market(s) upon which the common shares are from time to time listed for trading and by any other applicable regulatory authority (collectively, the "Regulatory Authorities").

In addition, the participating directors may elect under the Deferred Share Unit Plan to receive deferred share units in satisfaction for meeting fees earned by the Participating Directors as a result of attendance at meetings of the Board held between the annual meetings of our shareholders by the credit to each Participating Director of the number of units equal to the gross amount of the meeting fees to be deferred divided by the fair market value of the common shares, being the closing price of the common shares on the TSX on the day immediately preceding the recommendation by the Compensation Committee or such other amount as determined by the Board and permitted by the Regulatory Authorities.

The Deferred Share Unit Plan is administered by the Board (in consultation with the Compensation Committee) and, subject to regulatory requirements, may be amended by the Board without shareholder approval. When a participating director ceases to hold the position of director and is no longer otherwise employed by us, the participating director receives either (a) a lump sum cash payment equal to the number of deferred share units held multiplied by the then fair market value of the common shares on the date of termination, or (b) the number of common shares that can be acquired in the open market with the amount described in (a), either case being subject to withholding for income tax. The Board may terminate the Deferred Share Unit Plan any time before or after any allotment or accrediting of deferred share units thereunder.

REPORT ON EXECUTIVE COMPENSATION

Composition of the Compensation Committee

The Board, upon the advice of the Compensation Committee, determines executive compensation. During the period from June 1 to September 19, 2007 the Compensation Committee was comprised of three directors, Mr. Steigrod, Dr. Moore (former director of the corporation) and Mr. Ludwig. From September 19, 2007 to present, the Compensation committee is comprised of Mr. Steigrod, Mr. Burger and Ms. Koppy. Mr. Steigrod is chair of the Compensation Committee. The Compensation Committee met three times during the above period.

Compensation Objectives and Philosophy

The Compensation Committee's mandate is to review, and advise the Board on, the recruitment, appointment, performance, compensation, benefits and termination of executive officers. The Compensation Committee also administers and reviews procedures and policies with respect to our 1993 and 2003 Stock Option Plans, employee benefit programs, pay equity and employment equity. The philosophy of the Compensation Committee regarding executive officer compensation is to reward performance and to provide a total compensation package that will attract and retain qualified, motivated and achievement oriented executive officers.

The Compensation Committee attempts to create compensation arrangements that will align the interests of our executive officers and our shareholders. The key components of executive officer compensation are base salary, potential annual cash bonuses and annual participation in the 2003 Stock Option Plan.

Base Salary - Initial Stock Options

Base salary for each executive officer is a function of the individual's experience, past performance and anticipated future contribution. The Compensation Committee uses private and public compensation surveys to assist with the determination of an appropriate compensation package for each executive officer.

Executive officers are granted stock options on the commencement of employment with Lorus in accordance with the responsibility delegated to each executive officer for achieving corporate objectives and enhancing shareholder value.

Potential Annual Cash Bonuses and Annual Participation in the 2003 Stock Option Plan

Generally, potential annual cash bonuses and annual awards of options under the 2003 Stock Option Plan for each executive officer are conditional in part upon the achievement by the Corporation of predetermined scientific, clinical, regulatory, intellectual property, business and corporate development and financial objectives, and in part upon the achievement by each executive officer of individual performance objectives. Executive officer individual performance objectives for each fiscal year are consistent with corporate objectives and each executive officer's role in achieving them. All corporate and executive officer objectives are predetermined by the Board after review by the Compensation Committee. With the exception of the President and Chief Executive Officer, seventy-five percent of each executive officer's potential annual cash bonus is conditional upon the achievement of corporate objectives, with the remaining twenty-five percent being conditional upon the achievement of individual executive officer objectives. All of the President and Chief Executive Officer's potential annual bonus is conditional upon achievement of corporate objectives. The Compensation Committee recommends to the Board the awarding of bonuses, payable in cash, stock or stock options, to reward extraordinary individual performance.

For each executive officer, during the year ended May 31, 2008, the potential annual cash bonuses range from 15% to 40% of base salary when all corporate and individual executive officer objectives were achieved.

Cash bonuses are determined as soon as practicable after the end of the fiscal year and, for the Named Executive Officers, are included in the Summary Compensation Table in the year in respect of which they are earned.

There is a potential for an annual allocation of options under our 2003 Stock Option Plan for each executive officer when corporate and executive officer objectives are achieved. The Compensation Committee approves the allocation of options and options are priced using the closing market price of the common shares on the TSX on the last trading day prior to the date of grant. Options to purchase common shares expire ten years from the date of grant and vest over three years. The granting of options to purchase common shares for Named Executive Officers is included in the Summary Compensation Table in the year that they are earned.

President and Chief Executive Officer Compensation

The performance of the President and Chief Executive Officer for the 2008 financial year was measured in the following areas:

•	maximize the value of LOR-2040 in Acute Myeloid Leukemia through the timely enrollment of patients in the ongoing Phase II clinical trial and preparation of a Phase III study proposal;

•	maximize the value of LOR-2040 in MDS through the preparation of a development plan and submission of a orphan drug application to certain regulatory bodies;

•	maximize the value of LOR-253 through the completion of certain pre-clinical objectives and drafting of a Phase I protocol for advisory review;

•	establishing at least two partnerships (one academic and one corporate);

•	evaluate and assess potential merger and/or acquisition candidates; and

•	certain other objectives.

Each of the above is weighted 25%, 15%, 20%, 20% and 20% in relation to assessment of satisfaction of overall corporate objective and determination of any general corporate bonuses. For the year ended May 31, 2008 the Board determined that the President and CEO substantially met 90% of these objectives.

Submitted by the Compensation Committee of the Board:

Alan Steigrod (Chair)
Denis Burger
Susan Koppy

PERFORMANCE GRAPH

        The following graph illustrates our cumulative total shareholder return (assuming a $100 investment) for the common shares on the TSX as compared with the S&P/TSX Composite Index during the period May 31, 2003 to May 31, 2008. From December 23, 1998 to February 23, 2004, the common shares traded on the OTC-BB under the symbol "LORFF". Since February 23, 2004, the common shares have also traded on the American Stock Exchange under the symbol "LRP".

Year End	2003	2004	2005	2006	2007	2008

LOR	$100	$67	$56	$28	$20	$12
S&P/TSX Composite Index	$100	$122	$140	$171	$205	$215

Year End	31-May-03	31-May-04	31-May-05	31-May-06	31-May-07	31-May-08

LOR	100=$1.26	$0.84	$0.71	$0.35	$0.25	$0.15
S&P/TSX Composite Index	100=6,860	8,347	9,619	11,744	14,082	14,715

INDEBTEDNESS

The Corporation did not provide financial assistance to any employees, officers or directors for the purchase of securities in fiscal 2008. As of, and at all times throughout the fiscal year ended May 31, 2008, there was no indebtedness owing to the Corporation by any employees, officers or directors of the Corporation.

DIRECTORS AND OFFICERS' LIABILITY

We purchase and maintain liability insurance for the benefit of directors and officers to cover any liability incurred by such person in such capacities. The policy provides for coverage in the amount of $10,000,000 with a deductible amount of $150,000 (with certain exceptions). For the period June 1, 2007 to May 31, 2008, the premium cost of this insurance was $140,400.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been directors or executive officers of the Corporation at any time since June 1, 2006 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth above under the headings "Executive Compensation" and "Voting Securities and Principal Holders of Voting Securities", during the financial year of the Corporation ended May 31, 2008, no director, proposed director, officer, or associate of a director, proposed director or officer nor, to the knowledge of our directors or officers, after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all common shares outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of the Corporation, nor do any such persons have a material interest, direct or indirect, in any proposed transaction of the Corporation.

2009 SHAREHOLDER PROPOSALS

For the next annual meeting of shareholders of Lorus, shareholders must submit any proposal that they wish to raise at that meeting on or before May 11, 2009.

ADDITIONAL INFORMATION

Additional information relating to Lorus, including our most current annual information form (together with documents incorporated therein by reference), the financial statements of Lorus Therapeutics Inc. for the financial year ended May 31, 2008, the report of the auditors thereon, management's discussion and analysis of our financial condition and results of operations for fiscal 2008 and our interim financial statements for periods subsequent to the end of our last financial year, can be found on the Canadian Security Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. For any documents relating to Lorus filed on SEDAR prior to the July 10, 2007 (the date of reorganization), please refer to Global Summit Real Estate. Copies of those documents are available upon written request to the Director of Finance of the Corporation, upon payment of a reasonable charge where applicable. Financial information of the Corporation is provided in our consolidated financial statements for the year ended May 31, 2008 and management's discussion and analysis of our financial condition and results of operations for fiscal 2008.

DIRECTORS' APPROVAL

The contents and sending of this Circular have been approved by the directors of the Corporation.

(signed) AIPING YOUNG
President and CEO

APPENDIX A

Corporate Governance Practices

Effective June 30, 2005, National Instrument 58-101  - Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201  - Corporate Governance Guidelines were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on governance practices. The Corporation is also subject to Multilateral Instrument 52-110  - Audit Committees ("MI 52-110"), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

General

The Corporation is committed to sound and comprehensive corporate governance policies and practices and is of the view that its corporate governance policies and practices, outlined below, are comprehensive and consistent with NP 58-201 and MI 52-110.

Board of Directors

The board of directors of the Corporation (the "Board") encourages sound and comprehensive corporate governance policies and practices designed to promote the ongoing development of the Corporation.

Composition of the Board

The Corporation's Board is currently composed of nine directors, and the proposed Board will be composed of six directors, a majority of whom are independent directors. An "independent" board member, as further defined in MI 52-110, means that such member has no "material relationship" with the issuer. A "material relationship" is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's judgment.  Each year the board reviews the composition of the board and assesses whether a board member is “independent”.  The board has reviewed Mr. Ludwig’s participation as a member of the board and other than the fact that he is a representative of a major shareholder, believes that Mr. Ludwig acted as an independent director.

Director	Independent

Herbert Abramson	Yes
J. Kevin Buchi(1)	Yes
Denis Burger	Yes
Susan Koppy(1)	Yes
Georg Ludwig	Yes
Alan Steigrod(1)	Yes
Mark Vincent	Yes
Jim A. Wright	No
Aiping Young	No

(1)	Not standing for re-election at the current shareholder meeting

Aiping Young, the President and Chief Executive Officer of the Corporation, is not an independent director by virtue of her role on the Corporation's management team. Dr. Jim A. Wright, the President and Chief Executive Officer of the Corporation, is not an independent director by virtue of his previous role on the Corporation's management team.

The following table outlines other reporting issuers that Board members are directors of:

Director	Reporting Issuer

Herbert Abramson	St Andrew Goldfields Ltd.
J. Kevin Buchi(1)	-
Denis Burger	Trinity Biotech plc Paulson Capital
Susan Koppy(1)	-
Georg Ludwig	-
Alan Steigrod(1)	Sepracor Inc.
Mark Vincent	-
Jim A. Wright	-
Aiping Young	-

(1)	Not standing for re-election at the current shareholder meeting

The independent directors hold meetings as a matter of routine after each Board meeting, without the presence of non-independent directors and members of management. There were four meetings of the independent directors in the financial year ended May 31, 2008. Board committees are comprised entirely of independent directors and such committees meet regularly without management.

Denis Burger, the chair of the Board (the "Chair") is an independent director.

The Chair provides leadership to the Board in discharging its mandate and also assists the Board in discharging its stewardship function, which includes (i) working to ensure a strong, effective, well-balanced and representative membership of the Board and its committees, (ii) ensuring that committees are working effectively, (iii) ensuring the integrity of management, (iv) evaluating, together with the Compensation Committee and Nominating and Corporate Governance Committee, the President and Chief Executive Officer ("CEO") and corporate performance, and (v) ensuring the Board receives timely and accurate information before, during and after Board meetings.

The following table illustrates the attendance record of each director for all board meetings held for the fiscal year ended May 31, 2008.

Director	Meetings Attended
Herbert Abramson(2)	8 of 8
J. Kevin Buchi(1)	8 of 9
Denis Burger(3)	5 of 6
Susan Koppy(3) (1)	6 of 6
Georg Ludwig	8 of 9
Alan Steigrod(1)	8 of 9
Mark Vincent(3)	6 of 6
Jim A. Wright	8 of 9
Aiping Young	9 of 9

(1)	Not standing for re-election at the current shareholder meeting

(2)	Appointed to the Board July 23, 2007

(3)	Elected to the Board September 19, 2007

Board Mandate

The Board has adopted a mandate in which it explicitly assumes responsibility for stewardship of the Corporation. The Board is mandated to represent the shareholders to ensure appropriate succession planning is in place, select the appropriate CEO, assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports. A copy of the Board Mandate is attached hereto as Schedule 1.

Position Descriptions

The Board has developed written position descriptions, which are reviewed annually, for the Chair and the chairs of each of the audit committee, the compensation committee, the corporate governance and nominating committee and the environment, health and safety committee. The CEO also has a written position description that has been approved by the Board and is reviewed annually.

Orientation and Continuing Education

It is the mandate of the Corporate Governance and Nominating Committee to ensure that a process is established for the orientation and education of new directors that addresses the nature and operation of the Corporation's business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Corporation expects from its directors).

With respect to the continuing education of directors, the Corporate Governance and Nominating Committee ensures that directors receive adequate information and continuing education opportunities on an ongoing basis to enable directors to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Corporation's business remains current.

Ethical Business Conduct

The Corporation has adopted a Code of Business Conduct and Ethics (the "Code") that applies to the directors, officers and employees of the Corporation and each of its subsidiaries. Additionally, consultants and agents for Lorus are expected to abide by the Code. The Code is disclosed on the Corporation's website at: www.lorusthera.com or at www.sedar.com.

The Corporate Governance and Nominating Committee regularly monitors compliance with the Code and ensures that management of the Corporation encourages and promotes a culture of ethical business conduct.

The Corporation has developed a Disclosure and Insider Trading Policy that covers "whistle blowing" and provides an anonymous means for employees and officers to report violations of the Code or any other corporate policies.

The Board has not granted any waiver of the Code in favour of a director or officer.

Conflicts of Interest

The Corporate Governance and Nominating Committee monitors the disclosure of conflicts of interest by directors and ensures that no director will vote or participate in a discussion on a matter in respect of which such director has a material interest.

Nomination of Directors

It is the mandate of the Corporate Governance and Nominating Committee to identify and recommend qualified candidates for the Board. In assessing whether identified candidates are suitable for the Board, the Corporate Governance and Nominating Committee considers: (i) the competencies and skills considered necessary for the Board as a whole; (ii) the competencies and skills that the existing directors possess and the competencies and skills nominees will bring to the Board; and (iii) whether nominees can devote sufficient time and resources to his or her duties as a member of the Board. In addition, the Corporate Governance and Nominating Committee assesses the participation, contribution and effectiveness of the individual members of the Board on an annual basis. All members of the Corporate Governance and Nominating Committee are independent in accordance with the mandate of the Corporate Governance and Nominating Committee.

Compensation

The Compensation Committee is responsible for reviewing and recommending to the Board the compensation of: (i) the directors, (ii) the Chair of the Board, (iii) the chairs of the Corporation's committees, and (iv) the senior officers. In addition, the Compensation Committee reviews and makes recommendations to the Board regarding the corporate goals and objectives, performance and compensation of the CEO on an annual basis and is responsible for reviewing the recommendations of the CEO regarding compensation of the senior officers.

In addition, the Compensation Committee reviews and recommends changes to the compensation of the members of the Board based on a comparison of peer companies and issues relevant to the Corporation. The Compensation Committee also reviews and makes recommendations regarding annual bonus policies for employees, the incentive-compensation plans and equity-based plans for the Corporation and reviews executive compensation disclosure before the Corporation publicly discloses this information.

Further information pertaining the compensation of directors and officers can be found in this Circular under the heading "Statement of Executive Compensation".

Assessments

It is the Board's mandate, in conjunction with the Corporate Governance and Nominating Committee, to assess the participation, contributions and effectiveness of the Chair and the individual members of the Board on an annual basis. The Board also monitors the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management.

SCHEDULE 1

LORUS THERAPEUTICS INC.

BOARD MANDATE

Purpose

The board of directors (the "Board") of Lorus Therapeutics Inc. (the "Corporation") is responsible for the proper stewardship of the Corporation. The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer ("CEO"), assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, and assure the integrity of financial reports.

Membership and Reporting

1.
A majority of the directors of the Board will be independent as defined by NI 58-101, U.S. securities laws and applicable stock exchange rules. The Board will have no more than the maximum set out in the Corporation’s articles and by-laws, which maximum number the Board will reassess from time to time having consideration for the particular needs of the Corporation.

2.
Appointments to the Board will be reviewed on an annual basis. The Corporate Governance and Nominating Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

3.	The chair of the Board (the "Chair") will be an independent director and will be appointed by a vote of the Board on an annual basis.

4.	The Board will report to the shareholders of the Corporation.

Terms of Reference

Meetings

1.	The Board will meet as required, but at least once quarterly.

2.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once quarterly.

Meeting Preparation and Attendance

3.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:

(a)	review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and

(b)	attend each meeting in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.

Corporate Planning and Performance

4.	The Board will:

(a)	adopt a strategic planning process and approve a strategic plan each year; and

(b)	approve and monitor the operational plans and budgets of the Corporation submitted by management at the beginning of each fiscal year.

In establishing corporate performance objectives, the Board will:

(a)
ensure that it has adequate opportunity and information available to it to gain knowledge of the business and the industry sufficient to make fully informed decisions and to adopt meaningful and realistic long-term and short-term strategic objectives for the Corporation. This may include the opportunity for the Board to meet from time to time with industry, medical and scientific experts in related fields of interest;

(b)	ensure that effective policies and processes are in place relating to the proper conduct of the business, the effective management of risk and the values to be adopted by the Corporation; and

(c)	ensure that appropriate and effective environmental and occupational health and safety policies are in place, are operational and are supported by adequate resources.

5.	The Board will:

(a)	ensure the integrity of the Corporation's financial reporting and internal control and disclosure policies and processes;

(b)	review the Corporation's quarterly and year-end audited financial statements;

(c)	review annual audit plans and findings and monitor the implementation of audit recommendations; and

(d)	ensure that the Board has available to it any independent external advice that may be required from time to time.

(e)	(e) implement, or delegate the implementation of measures for receiving feedback from stakeholders.

Risk Management and Ethics

6.	The Board will:

(a)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;

(b)	identify and document the financial risks and other risks that the Corporation faces in the course of its business and ensure that such risks are appropriately managed; and

(c)	adopt a disclosure policy.

Shareholder Communication

7.
The Board will ensure that effective communication and disclosure policies are in place between the Board and the Corporation's shareholders, other stakeholders and the public. The Board will determine, from time to time, the appropriate criteria against which to evaluate performance against shareholder expectations and will set corporate strategic goals and objectives within this context. The Board will regularly review its criteria for the evaluation of shareholder expectations to ensure that they remain relevant to changing circumstances.

Supervision of Management

8.	The Board will:

(a)	to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Corporation;

(b)	ensure that the CEO is appropriately managing the business of the Corporation;

(c)	ensure appropriate succession planning is in place (including appointing, training and monitoring senior management), in particular with respect to the CEO position;

(d)	establish corporate objectives for the CEO annually and evaluate the performance of the CEO against these corporate objectives;

(e)	consider and approve major business initiatives and corporate transactions proposed by management; and

(f)	ensure the Corporation has internal control and management information systems in place.

Management of Board Affairs

9.	The Board will:

(a)
ensure that an appropriate governance structure is in place, including a proper delineation of roles and clear authority and accountability among the Board, Board committees, the CEO, the Chief Financial Officer (or its functional equivalent) and the Chief Operating Officer;

(b)	develop a process for the orientation and education of new members of the Board;

(c)	support continuing education opportunities for all members of the Board;

(d)	in conjunction with the Corporate Governance and Nominating Committee, assess the participation, contributions and effectiveness of the Chair, and individual Board members on an annual basis;

(e)	monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

(f)	ensure that Board meetings operate effectively, agendas are focused on the governance role of the Board, and that the Board is able to function independently of management when required;

(g)
ensure that effective governance policies are in place regarding the conduct of individual directors and employees, including but not limited to, policies relating to insider trading and confidentiality and conflict of interest;

(h)	establish the committees of the Board it deems necessary or as required by applicable law to assist it in the fulfillment of its mandate; and

(i)	disclose on an annual basis the mandate, composition of the Board and its committees.